Committed Capital Acquisition Corporation III

712 Fifth Avenue, 22nd Floor

New York, NY 10019

November 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Committed Capital Acquisition Corporation III

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-179951)

Ladies and Gentlemen:

On March 7, 2012, Committed Capital Acquisition Corporation III, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-179951) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because it intends to file a Registration Statement on Form S-1 to replace the Registration Statement in response to the oral instructions of the Commission’s Staff. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in connection with the Company’s planned filing of the Registration Statement on Form S-1 referenced above, which the Company believes will meet the requirements of Rule 457(p) under the Securities Act.

Please address any questions you may have to Jeffrey P. Schultz, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6732, e-mail: jschultz@mintz.com.

Thank you for your assistance with this matter.

COMMITTED CAPITAL ACQUISITION CORPORATION III

By:	/s/ Michael Rapoport
Michael Rapoport
Chief Executive Officer

cc:	Securities and Exchange Commission

H. Roger Schwall

Kevin Dougherty

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz, Esq.